Exhibit 99.1

Viomi Technology Co., Ltd Reports Second Quarter 2020 Unaudited Financial Results

Net revenues increased by 45.2% year-over-year, significantly exceeding previous guidance

GUANGZHOU, China, August 24, 2020 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial and Operating Highlights

•	Net revenues reached RMB1,684.4 million (US$238.4 million), an increase of 45.2% from the second quarter of 2019.
•	Gross margin was 14.3%.
•	Net income was RMB10.3 million (US$1.5 million).
•	Non-GAAP net income[1] was RMB41.5 million (US$5.9 million).
•

Number of cumulative household users reached more than 4.2 million, compared to approximately 3.7 million as of the end of the first quarter of 2020 and approximately 2.3 million as of the end of the second quarter of 2019.

•	Percentage of household users with at least two connected products reached 19.0%, compared to 18.4% as of the end of the first quarter of 2020 and 16.1% as of the end of the second quarter of 2019.
•	Number of Viomi offline experience stores remained steady at approximately 1,500.

“We saw meaningful improvements in operating conditions in the second quarter as both the industry and the overall economy continued to rebound from the impact of COVID-19 earlier this year. Driven by a robust ‘618’ sales season, combined with successful new product launches such as our Viomi-branded air conditioning systems, we are pleased to report that our second quarter growth was significantly stronger than expected,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi.

[1]	“Non-GAAP net income” is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“The backbone of our growth over the years has been our continued product innovation and new product launches under our IoT @ Home strategic framework. With the recent successful introductions of our Viomi-branded air conditioning systems and our 21Face Interactive Smart Screen (TV), we now have a comprehensive presence across the entire range of major scenarios in the home environment. We also achieved positive advancements in developing additional content partnerships for our flagship 21Face large-screen refrigerators, having entered into a strategic collaboration agreement with Kugou Music, a leading interactive digital music-related services provider in China and subsidiary of Tencent Music Entertainment Group. This partnership is in line with our 5G IoT strategy, and will enrich our content offerings as well as enhance the cross-scenario and cross-screen interactivity of Viomi’s large-screen products,” added Mr. Chen. “To provide innovative and exciting content for the imminent 5G + IoT era, we continue to seek strategic partnerships with entertainment and social media platforms. We believe these collaborations will help further increase our user stickiness, create additional potential monetization channels and further differentiate us from our peers.

“The recent ‘618’ online shopping festival and related promotional events were positive signs of an overall recovery trend in the industry. Looking ahead to the second half, the broader rebound in market demand, together with the ramp-up of many of our newly launched products, including air conditioning systems as well as the next-generation Viomi-branded water purifiers and various small appliances products, will provide us with the foundation to further strengthen our industry positioning, enhance our brand recognition and deliver attractive returns. Having successfully navigated these unprecedented and challenging market conditions in the first half of 2020, we will continue to execute our long-term strategies with a focus on high-quality growth, stable cash flows and prudent risk control, while positioning our Company to realize greater operational efficiencies and economies of scale,” concluded Mr. Chen.

“Despite the lingering impact of COVID-19 as well as ongoing macro uncertainties, we achieved year-over-year net revenues growth of 45.2%, significantly exceeding our expectations and again demonstrating the resilience of our business and our ability to identify and capture attractive growth opportunities. Our profitability remained relatively stable as compared to the first quarter, as we continued the implementation of cost and expense control initiatives during the quarter, mitigating the margin impact of promotional campaigns and sales events such as the ‘618’ online shopping festival,” Mr. Shun Jiang, Chief Financial Officer of Viomi, commented.

“While future industry-wide uncertainties and challenges will be difficult to fully predict, based on our assessment of the latest trends, we are cautiously optimistic that our financial strength, operational flexibility and strategic direction will allow us to continue delivering robust growth in the second half,” Mr. Jiang concluded.

Second Quarter 2020 Financial Results

Net revenues increased by 45.2% to RMB1,684.4 million (US$238.4 million) from RMB1,160.2 million for the second quarter of 2019, primarily due to the successful launch, continued rollout and significant increase in sales of certain Viomi-branded and Xiaomi-branded products, offsetting the broader industry-wide impacts of COVID-19.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 46.7% to RMB1,329.1 million (US$188.2 million) from RMB906.0 million for the second quarter of 2019, primarily due to the successful launch and continued rollout of certain new products.

-

Smart water purification systems. Revenues from smart water purification systems decreased by 22.6% to RMB266.8 million (US$37.8 million) from RMB344.8 million for the second quarter of 2019. The decline was primarily due to decreases in average selling prices, which offset the continued year-over-year growth in sales volumes.

-

Smart kitchen and other smart products. Revenues from smart kitchen and other smart products increased by 89.3% to 1,062.3 million (US$150.4 million) from RMB561.2 million for the second quarter of 2019. The growth was primarily driven by the successful launch and continued rollout of certain products, in particular Viomi-branded air conditioning systems and Xiaomi-branded sweeper robots.

Consumable products. Revenues from consumable products increased by 24.6% to RMB86.5 million (US$12.2 million) from RMB69.4 million for the second quarter of 2019, primarily due to increased demand for the Company’s water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 45.5% to RMB268.8 million (US$38.0 million) from RMB184.8 million for the second quarter of 2019, primarily due to new product introductions, together with increased demand for the Company’s small appliances products.

Cost of revenues increased by 69.4% to RMB1,443.4 million (US$204.3 million) from RMB851.9 million for the second quarter of 2019.

Gross profit was RMB241.0 million (US$34.1 million), compared to RMB308.3 million for the second quarter of 2019. Gross margin was 14.3%, compared to 26.6% for the second quarter of 2019. The decline in gross margin was primarily due to the shifts in the Company’s business and product mix, including the pilot launch of the Company’s Viomi-branded air conditioning systems, together with decreases in average selling prices of certain product categories, such as water purifiers, during major promotional events in the quarter.

Total operating expenses increased by 13.3% to RMB239.4 million (US$33.9 million) from RMB211.3 million for the second quarter of 2019, primarily due to the growth of the Company’s business and an increase in share-based compensation expenses of RMB20.9 million (US$3.0 million), which was partially offset by continued implementation of expense control initiatives during the quarter.

Research and development expenses were RMB60.7 million (US$8.6 million), compared to RMB59.6 million for the second quarter of 2019. The increase was primarily due to an increase in share-based compensation expenses of RMB17.5 million (US$2.5 million) to attract and retain research and development personnel, which was partially offset by continued implementation of expense control initiatives during the quarter.

Selling and marketing expenses increased by 25.2% to RMB162.1 million (US$22.9 million) from RMB129.5 million for the second quarter of 2019, primarily due to an increase in logistics and promotional expenses as a result of the growth of the Company’s business, which was partially offset by continued implementation of expense control initiatives during the quarter.

General and administrative expenses decreased by 25.0% to RMB16.7 million (US$2.4 million) from RMB22.2 million for the second quarter of 2019, primarily due to continued implementation of expense control initiatives during the quarter, which offset an increase in share-based compensation expenses of RMB4.6 million (US$0.7 million) to attract and retain senior management personnel.

Income from operations was RMB8.7 million (US$1.2 million), compared to RMB98.9 million for the second quarter of 2019. Non-GAAP operating income2, excluding the impact of share-based compensation expenses, was RMB40.0 million (US$5.7 million), compared to RMB109.2 million for the second quarter of 2019.

Income before income tax expenses was RMB16.4 million (US$2.3 million), compared to RMB103.3 million for the second quarter of 2019.

Income tax expenses were RMB6.1 million (US$0.9 million), compared to RMB14.4 million for the second quarter of 2019.

Net income was RMB10.3 million (US$1.5 million), compared to RMB88.9 million for the second quarter of 2019.

Non-GAAP net income was RMB41.5 million (US$5.9 million), compared to RMB99.3 million for the second quarter of 2019.

Balance Sheet

As of June 30, 2020, the Company had cash and cash equivalents of RMB634.2 million (US$89.8 million), restricted cash of RMB45.4 million (US$6.4 million), short-term deposits of RMB72.6 million (US$10.3 million) and short-term investments of RMB294.3 million (US$41.7 million).

Outlook

For the third quarter of 2020, the Company currently expects:

-	Net revenues to be between RMB1.40 billion and RMB1.45 billion, representing a year-over-year growth of approximately 30.8% to 35.5%.

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Monday, August 24, 2020 (8:00 p.m. Beijing Time on August 24, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10147261

A telephone replay will be available one hour after the call until August 31, 2020 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10147261

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate for June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for June 30, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	972,438	634,163	89,760
Restricted cash	30,567	45,430	6,430
Short-term deposits	60,000	72,636	10,281
Short-term investments	316,201	294,269	41,651
Accounts and notes receivable from third parties (net of allowance of RMB2,006 and RMB4,216 as of December 31, 2019 and June 30, 2020, respectively)	316,189	405,889	57,450
Accounts receivable from a related party (net of allowance of nil and RMB73 as of December 31, 2019 and June 30, 2020, respectively)	707,947	725,017	102,619
Other receivables from related parties (net of allowance of nil and RMB12 as of December 31, 2019 and June 30, 2020, respectively)	23,944	124,398	17,607
Inventories	418,015	412,217	58,347
Prepaid expenses and other current assets	62,314	82,106	11,621

Total current assets	2,907,615	2,796,125	395,766

Non-current assets
Prepaid expenses and other non-current assets	11,170	33,111	4,687
Property, plant and equipment, net	67,293	63,112	8,933
Deferred tax assets	12,276	15,587	2,206
Intangible assets, net	4,357	5,668	802
Right-of-use assets, net	19,762	21,989	3,112
Long-term deposits	-	60,000	8,492

Total non-current assets	114,858	199,467	28,232

Total assets	3,022,473	2,995,592	423,998

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,043,159	1,113,989	157,675
Advances from customers	103,150	75,056	10,623
Amount due to related parties	25,106	27,487	3,891
Accrued expenses and other liabilities	325,042	286,313	40,525
Short-term borrowing	95,868	-	-
Income tax payables	33,522	21,332	3,019
Lease liabilities due within one year	6,993	8,476	1,200
Total current liabilities	1,632,840	1,532,653	216,933

Non-current liabilities
Accrued expenses and other liabilities	1,795	3,872	548
Lease liabilities	13,391	14,393	2,037
Total non-current liabilities	15,186	18,265	2,585

Total liabilities	1,648,026	1,550,918	219,518

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 98,444,732 and 98,927,945 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 110,850,000 and 110,310,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	6	6	1
Treasury stock	-	(14,325)	(2,028)
Additional paid-in capital	1,192,332	1,241,120	175,669
Retained earnings	195,596	220,583	31,221
Accumulated other comprehensive loss	(19,145)	(8,670)	(1,227)

Total equity attributable to shareholders of the Company	1,368,795	1,438,720	203,637

Non-controlling interests	5,652	5,954	843

Total shareholders’ equity	1,374,447	1,444,674	204,480

Total liabilities and shareholders’ equity	3,022,473	2,995,592	423,998

Note: On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to retained earnings, amounting to RMB2.4 million, was recognized as of January 1, 2020.

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$

Net revenues:
A related party	487,736	813,012	115,074
Third parties	672,417	871,352	123,332
Total net revenues	1,160,153	1,684,364	238,406

Cost of revenues (including RMB5,025 and RMB217,482 with related parties for the three months ended June 30, 2019 and 2020, respectively)	(851,876)	(1,443,402)	(204,301)

Gross profit	308,277	240,962	34,105

Operating expenses(1)
Research and development expenses (including nil and RMB541 with a related party for the three months ended June 30, 2019 and 2020, respectively)	(59,573)	(60,670)	(8,587)
Selling and marketing expenses (including RMB22,434 and RMB21,338, with related parties for the three months ended June 30, 2019 and 2020, respectively)	(129,498)	(162,107)	(22,945)
General and administrative expenses	(22,219)	(16,665)	(2,359)

Total operating expenses	(211,290)	(239,442)	(33,891)
Other income	1,877	7,220	1,022

Income from operations	98,864	8,740	1,236

Interest income and investment income	4,002	7,097	1,005
Other non-operating income	435	594	84

Income before income tax expenses	103,301	16,431	2,325

Income tax expenses	(14,364)	(6,114)	(865)

Net income	88,937	10,317	1,460

Less: Net income attributable to the non-controlling interest shareholders	556	460	65

Net income attributable to ordinary shareholders of the Company	88,381	9,857	1,395

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$

Net income attributable to the Company	88,381	9,857	1,395

Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	14,415	(839)	(119)

Total comprehensive income attributable to the Company	102,796	9,018	1,276

Net income per ADS*
-Basic	1.28	0.14	0.02
-Diluted	1.23	0.14	0.02

Weighted average number of ADS used in calculating net income per ADS
-Basic	69,266,667	69,648,247	69,648,247
-Diluted	72,060,847	71,654,656	71,654,656

Net income per share attributable to ordinary shareholders of the Company
-Basic	0.43	0.05	0.01
-Diluted	0.41	0.05	0.01

Weighted average number of ordinary shares used in calculating net income per share
-Basic	207,800,000	208,944,742	208,944,742
-Diluted	216,182,540	214,963,969	214,963,969

*Each ADS represents 3 ordinary shares.

(1)	Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$

General and administrative expenses	1,764	6,410	907
Research and development expenses	5,431	22,945	3,248
Selling and marketing expenses	3,136	1,863	264

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$

Income from operations	98,864	8,740	1,236
Share-based compensation expenses	10,331	31,218	4,419

Non-GAAP operating income	109,195	39,958	5,655

Net income	88,937	10,317	1,460
Share-based compensation expenses	10,331	31,218	4,419

Non-GAAP net income	99,268	41,535	5,879

Net income attributable to the Company	88,381	9,857	1,395
Share-based compensation expenses	10,331	31,218	4,419

Non-GAAP net income attributable to the Company	98,712	41,075	5,814

Net income attributable to ordinary shareholders	88,381	9,857	1,395
Share-based compensation expenses	10,331	31,218	4,419

Non-GAAP net income attributable to ordinary shareholders	98,712	41,075	5,814

Non-GAAP net income per ADS
-Basic	1.43	0.59	0.08
-Diluted	1.37	0.57	0.08

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,266,667	69,648,247	69,648,247
-Diluted	72,060,847	71,654,656	71,654,656

Non-GAAP net income per ordinary share
-Basic	0.48	0.20	0.03
-Diluted	0.46	0.19	0.03

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	207,800,000	208,944,742	208,944,742
-Diluted	216,182,540	214,963,969	214,963,969

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.